EXHIBIT 4.5

CONSENSUS CLOUD SOLUTIONS, INC.
DESCRIPTION OF SECURITIES

The following is a summary of the rights of the capital stock of Consensus Cloud Solutions, Inc. (“Consensus”) and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, and relevant provisions of Delaware General Corporation Law (the “DGCL”). The descriptions herein are not complete and qualified in their entirety by our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to our Annual Report on Form 10-K, as well as the relevant provisions of the DGCL.

General

Consensus’ authorized capital stock consists of 120,000,000 shares of common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. Consensus’ Board of Directors may establish the rights and preferences of the preferred stock from time to time.

Common Stock

Each holder of Consensus common stock is entitled to one vote for each share on all matters to be voted upon by the holders of Consensus common stock, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of Consensus common stock are entitled to receive ratably the cash dividends, if any, as may be declared from time to time by its Board of Directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of Consensus, holders of its common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of Consensus common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Consensus common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of Consensus common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Consensus may designate and issue in the future.

Preferred Stock

Under the terms of Consensus’ amended and restated certificate of incorporation, its Board of Directors is authorized, subject to limitations prescribed by the DGCL and by its amended and restated certificate of incorporation, to issue preferred stock in one or more series without further action by the holders of its common stock. Consensus’ Board of Directors will have the discretion, subject to limitations prescribed by the DGCL and by Consensus’ amended and restated certificate of incorporation, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. Certain provisions of the tax matters agreement entered into with J2 Global, Inc. (now Ziff Davis, Inc.) in connection with our separation from J2 Global, Inc., which are intended to preserve the intended tax treatment of the separation and certain related transactions, may prevent certain issuances of our stock for a period of time following the closing of the transactions.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions in our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by our Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified Board. Our amended and restated certificate of incorporation provides that, until the annual stockholder meeting in 2026, our Board of Directors will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the separation, which will be held in 2022, and will be up for re-election at that meeting for a three-year term to expire at the 2025 annual meeting of stockholders; the directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2023, and will be up for re-election at that meeting for a three-year term to expire at the 2026 annual meeting of stockholders; and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders which we expect to hold in 2024, and will be up for re-election at that meeting for a two-year term to expire at the 2026 annual meeting of stockholders. Commencing with the 2023 annual meeting of stockholders, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2026 annual meeting. Beginning at the 2026 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will thereafter no longer be divided into three classes. While the Board of Directors is divided into classes, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

Removal and Vacancies. Our amended and restated certificate of incorporation provides that (i) prior to our Board of Directors being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board of Directors has been fully declassified, our stockholders may remove directors with or without cause. Removal will require the affirmative vote of holders of at least a majority of our outstanding shares entitled to vote on such removal. Vacancies occurring on the Board of Directors, whether due to death, resignation, removal, retirement, disqualification or for any other reason, and newly created directorships resulting from an increase in the authorized number of directors, shall be filled solely by a majority of the remaining members of the Board of Directors or by a sole remaining director.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation authorizes our Board to designate and issue, without any further vote or action by the stockholders, up to 5,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Stockholder Ability to Call Special Meetings of Stockholders. Our amended and restated bylaws provide that the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the Chief Executive Officer or the Board of Directors shall be able to call a special meeting of stockholders, and also provides that a special meeting of stockholders may also be called by our Corporate Secretary upon the written request of stockholders who together own of record a majority of the outstanding shares of each class of stock entitled to vote at such meeting. Such request must be in proper written form, setting forth certain information, as required by our amended and restated bylaws, and signed by each stockholder, or a duly authorized agent of such stockholder, requesting the special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws require stockholders seeking to nominate persons for election as directors at an annual or special meeting of stockholders, or to bring other business before an annual or special meeting (other than a proposal submitted under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), to provide timely notice in writing. A stockholder’s notice to our Corporate Secretary must be in proper written form and must set forth certain information, as required under our amended and restated bylaws, related to the stockholder giving the notice, the beneficial owner (if any) on whose behalf the nomination is made as well as their control persons and information about the proposal or nominee for election to the Board of Directors.

Exclusive Forum. Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Consensus, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee, agent or stockholder of Consensus to Consensus or its stockholders, (c) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (d) any action asserting a claim against Consensus or any current or former director, officer or other employee of Consensus governed by the internal affairs doctrine shall, in each case to the fullest extent permitted by law, be the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction, a the federal district court for the District of Delaware. Furthermore, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules or regulations thereunder. Our exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business Combinations with Interested Stockholder. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Our amended and restated bylaws generally provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that under Delaware law, we may not eliminate the personal liability of a director for:

•any breach of his duty of loyalty to us or our stockholders;
•acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•any transaction from which the director derived an improper personal benefit; or improper distributions to stockholders.